

02014443

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K



Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 7, 2002

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F_____X_____   Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____   No____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____



To: **The New York Stock Exchange**
Attn Mr Stefan Jekel, Int'l Client Services

The Copenhagen Stock Exchange

The London Stock Exchange
Attn The Company Announcements Office



FEB 0 8 2002

364

7 January 2002

Status re Novo Nordisk's holding of its own shares (treasury shares)

As of the end of the fourth quarter of 2001, Novo Nordisk A/S (NYSE: NVO) and its wholly owned affiliates owned 8,017,323 of its own B shares corresponding to a total nominal value of DKK 16,034,646 and 2.26% of the total capital stock.

No B shares were repurchased and a total of 993,882 treasury shares were sold to Novo Nordisk employees in relation to existing incentive programmes and a new employee share programme during the fourth quarter of 2001.

This announcement is pursuant to Section 204.33, Treasury Stock Changes, of the New York Stock Exchange Listed Company Manual.

Novo Nordisk is a focused healthcare company and the world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth disorders and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 16,000 people in 68 countries and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'.
For further company information visit www.novonordisk.com

For further information please contact:

Stock Exchange Announcement No 1 / 2002   Page 1 of 2

Novo Nordisk A/S   Novo Allé   Telephone: Internet: CVR Number:
Corporate Communications   2880 Bagsvaerd   +45 4444 8888   www.novonordisk.com   24256790
                                  Denmark   Telefax
                                                   +45 4444 2314

Media: Investors:

Outside North America: *Outside North America:*
Karsten Madsen   Peter Haahr
Phone (direct): (+45) 4442 4137   Phone (direct): (+45) 4442 1207

                                          Palle Holm Olesen
                                          Phone (direct): (+45) 4442 6175

In North America: *In North America:*
Susan T Jackson   Rasmus Jorgensen
Phone: (+1) 609 919 7776   Phone (direct): (+1) 212 878 9607

Novo Nordisk A/S   Novo Allé   Telephone: Internet: CVR Number:
Corporate Communications   2880 Bagsvaerd   +45 4444 8888   www.novonordisk.com   24256790
                            Denmark   Telefax
                                                +45 4444 2314

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 1/7/2002

Lars Rebien Sørensen, President and Chief Executive Officer